UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

200 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

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ALBERTA STAR DEVELOPMENT CORP

Suite 506 - 675 West Hastings Street ∙ Vancouver ∙ British Columbia ∙ V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

April 16, 2007	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF

ALBERTA STAR  SAMPLES 5505.0 GM/MT (177.01 OZ/MT) SILVER, 30.3 GM/MT GOLD, 38.95% COPPER, 7.10% ZINC, 0.51% NICKEL, 0.35% COBALT, 0.18% BISMUTH AND 0.068% U308 AT ECHO BAY, NT.

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX) and on the OTCBB (ASXSF), is pleased to announce the assay results from a detailed mapping and field sampling program conducted at the Echo Bay Target area during the summer and fall of 2006. The detailed grid area encompassed 5.25 square kilometers at 100 meter grid spacings and is located northeast of the Echo Bay Mine site. The geology of this highly mineralized area is dominated by porphyritic and amygdaloidal andesites intruded by feldspar porphyry and granitic stocks that included areas of intense brecciation and hydrothermal alteration. A total of 138 grab samples were taken from the grid area and the samples demonstrate the widespread distribution of base and precious metals in breccias, veins and intensely altered rocks. The Company is reporting significant poly-metallic assay values from the sampling program which includes assay results up to 5505.0 gm/mt (177.01 oz/mt) silver, 30.3 gm/mt gold, 38.95% copper, 7.10% zinc, 0.51% nickel, 0.35% cobalt, 0.18% bismuth and 0.068% U308.

The accompanying table is a summary of the assay results of the 138 grab samples that were taken during the 2006 summer sampling program:

ECHO BAY GRAB SAMPLES

		GPS:NAD27 / Mine Grid		Cu	Pb	Zn	Ag	Ag	Ni	Co	U	Au	Bi
Sample #	Location	Easting	Northing	%	%	%	gm/mt	oz/mt	%	%	ppm	gm/mt	ppm
158127	Echo Bay Mine Area	West Face		0.89	0.03	0.30	29.7	0.95	0.08	0.05	3.2	<0.1	4.3
158329	Echo Bay Mine Area	454820	7330295	0.15	0.01	<0.01	2.6	0.08	0.07	0.15	3.2	<0.1	8.4
158330	Echo Bay Mine Area	454820	7330295	0.03	<0.01	<0.01	66.2	2.13	0.02	0.01	6.2	<0.1	2.1
368188	Echo Bay Mine Area	454 599	7331949	0.02	0.08	0.10	5.3	0.17	0.01	0.01	3.6	<0.1	0.5
368318	Echo Bay Grid	454711	7330172	0.01	0.04	0.01	0.7	0.02	<0.01	<0.01	1.9	<0.1	1.6
368319	Echo Bay Grid	454778	7330126	<0.01	<0.01	0.01	1.3	0.04	<0.01	<0.01	2.0	<0.1	2.3
368320	Echo Bay Grid	454784	7330084	0.98	0.08	0.01	300.0	9.65	0.01	0.02	11.7	<0.1	9.8
368321	Echo Bay Grid	0+35W	5+00S	0.24	0.02	0.04	2.3	0.07	<0.01	0.03	2.6	<0.1	8.1
368322	Echo Bay Grid	0+35W	5+00S	0.97	0.02	0.01	5.8	0.19	<0.01	0.02	2.7	0.4	14.9
368323	Echo Bay Grid	0+35W	5+00S	0.03	0.02	0.03	1.3	0.04	<0.01	0.04	2.7	<0.1	4.8
368324	Echo Bay Grid	0+35W	5+00S	0.03	0.08	0.09	6.9	0.22	<0.01	0.07	3.5	0.1	33.2
368325	Echo Bay Grid	0+55W	5+00S	0.36	<0.01	0.01	2.8	0.09	<0.01	<0.01	1.4	0.2	12.8
368326	Echo Bay Grid	4+50W	6+00S	0.01	<0.01	0.01	0.4	0.01	0.01	<0.01	4.5	<0.1	0.5
368327	Echo Bay Grid	5+15W	5+00S	0.01	<0.01	<0.01	0.2	0.01	<0.01	<0.01	5.5	<0.1	0.6
368328	Echo Bay Grid	5+15W	5+00S	0.04	0.01	0.04	0.8	0.03	0.02	0.02	4.6	<0.1	0.9
368329	Echo Bay Grid	0+00	11+25S	0.12	0.01	0.01	9.1	0.29	<0.01	<0.01	0.4	<0.1	2.7
368330	Echo Bay Grid	0+00	11+50S	0.23	<0.01	0.01	0.5	0.02	<0.01	<0.01	2.9	<0.1	5.7
368331	Echo Bay Grid	6+10E	12+00S	0.23	0.01	0.01	4.7	0.15	<0.01	0.01	1.3	0.2	2.9
368332	Echo Bay Grid	6+10E	12+00S	0.30	0.05	0.05	2.8	0.09	<0.01	0.01	1.2	<0.1	1.5
		GPS:NAD27 / Mine Grid		Cu	Pb	Zn	Ag	Ag	Ni	Co	U	Au	Bi
Sample #	Location	Easting	Northing	%	%	%	gm/mt	oz/mt	%	%	ppm	gm/mt	ppm
368333	Echo Bay Grid	6+75E	12+00S	0.48	0.01	0.02	1.6	0.05	<0.01	0.01	1.3	<0.1	1.3
368334	Echo Bay Grid	6+00E	11+00S	0.01	<0.01	0.02	0.3	0.01	<0.01	<0.01	0.3	<0.1	0.5
368335	Echo Bay Grid	6+00E	11+00S	0.02	<0.01	0.01	0.7	0.02	<0.01	<0.01	7.1	<0.1	1.9
368336	Echo Bay Grid	5+00E	11+00S	0.82	<0.01	0.01	1.8	0.06	<0.01	0.01	1.1	0.3	0.4
368337	Echo Bay Grid	1+75E	11+00S	3.78	0.22	0.06	11.0	0.35	0.02	0.20	0.7	2.8	5.4
368338	Echo Bay Grid	5+25E	7+00S	0.88	<0.01	0.01	3.2	0.10	0.01	0.01	1.5	0.3	1.2
368339	Echo Bay Grid	7+25E	9+00S	2.02	0.04	0.12	17.2	0.55	<0.01	<0.01	1.2	<0.1	214.9
368340	Echo Bay Grid	7+25E	9+00S	0.44	1.24	3.37	147.5	4.74	<0.01	<0.01	0.9	<0.1	523.4
368341	Echo Bay Grid	7+25E	9+00S	0.05	<0.01	0.03	1.2	0.04	<0.01	0.01	3.4	<0.1	4.9
368342	Echo Bay Grid	7+25E	9+00S	2.00	0.04	0.03	36.4	1.17	<0.01	<0.01	0.6	0.1	330.6
368343	Echo Bay Grid	0+60E	8+00S	0.87	<0.01	0.01	6.6	0.21	<0.01	0.01	1.1	0.2	11.1
368344	Echo Bay Grid	1+00E	9+00S	0.67	0.04	0.03	3.3	0.11	<0.01	0.01	1.7	0.3	1.5
368345	Echo Bay Grid	1+00E	9+00S	1.23	0.04	0.07	3.7	0.12	<0.01	0.01	2.3	0.1	2.3
368346	Echo Bay Grid	3+10W	7+00S	7.31	0.72	0.01	5505.0	177.01	<0.01	0.01	15.1	<0.1	5.9
368347	Echo Bay Grid	3+10W	7+00S	5.27	1.12	0.03	5194.0	167.01	<0.01	0.01	9.0	<0.1	3.2
368348	Echo Bay Grid	3+10W	7+00S	14.77	0.01	0.01	536.0	17.23	<0.01	<0.01	1.7	<0.1	360.9
368349	Echo Bay Grid	1+76W	8+00S	6.21	0.41	0.04	4918.0	158.14	0.01	0.02	8.1	<0.1	7.8
368350	Echo Bay Grid	1+75W	8+00S	7.17	<0.01	<0.01	80.9	2.60	<0.01	<0.01	0.8	<0.1	213.5
434605	Echo Bay Grid	3+75W	4+00S	0.06	0.01	0.02	0.3	0.01	0.03	0.01	4.0	<0.1	1.9
434606	Echo Bay Grid	4+00W	4+10S	0.05	<0.01	<0.01	0.2	0.01	0.01	0.01	3.7	<0.1	1.7
434607	Echo Bay Grid	4+50W	3+75S	0.46	0.01	0.01	0.7	0.02	0.08	0.15	3.6	<0.1	4.0
434608	Echo Bay Grid	4+50W	3+75S	0.47	<0.01	0.01	1.9	0.06	0.24	0.12	7.6	<0.1	23.5
434753	Echo Bay Area	Waste dump near dock.		0.37	0.01	0.02	2.8	0.09	0.10	0.04	14.5	<0.1	3.7
434754	Echo Bay Area	Waste dump near dock.		0.05	0.09	0.02	3.3	0.11	0.06	0.03	0.6	<0.1	1.5
434756	Echo Bay Grid	1+75W	8+00S	2.75	<0.01	<0.01	20.7	0.67	<0.01	<0.01	0.8	<0.1	22.9
434757	Echo Bay Grid	4+40W	3+80S	0.67	<0.01	<0.01	2.7	0.09	0.16	0.25	1.5	<0.1	11.3
434758	Echo Bay Grid	4+45W	3+93S	0.19	<0.01	<0.01	1.0	0.03	0.04	0.08	2.5	<0.1	3.0
434759	Echo Bay Grid	4+45W	3+97S	0.21	0.10	0.72	1.8	0.06	0.08	0.12	1.7	<0.1	4.3
434760	Echo Bay Grid	4+35W	3+75S	0.39	0.01	0.02	1.9	0.06	0.15	0.08	6.4	<0.1	14.1
434761	Echo Bay Grid	4+50W	3+25S	0.04	<0.01	0.02	0.4	0.01	0.02	0.01	4.7	<0.1	3.7
434762	Echo Bay Grid	3+40E	6+00S	0.24	0.03	0.03	2.0	0.06	0.01	0.01	2.0	0.6	0.3
434763	Echo Bay Grid	4+25E	4+60S	0.01	0.03	0.04	1.5	0.05	<0.01	<0.01	0.5	<0.1	2.8
434764	Echo Bay Grid	1+50W	6+70S	10.16	<0.01	0.01	344.0	11.06	<0.01	<0.01	0.7	<0.1	311.5
434765	Echo Bay Grid	7+90E	3+25S	8.70	<0.01	0.01	6.7	0.22	0.12	0.35	3.4	0.4	17.7
434766	Echo Bay Grid	7+90E	3+25S	9.10	0.01	0.03	9.1	0.29	0.01	0.03	3.0	0.5	9.6
434767	Echo Bay Grid	8+10E	3+20S	5.51	0.07	0.17	10.7	0.34	0.02	0.07	2.4	2.0	7.4
434768	Echo Bay Grid	8+10E	3+20S	5.34	0.10	0.20	7.3	0.23	0.01	0.05	2.5	0.2	6.5
434769	Echo Bay Grid	4+00E	1+85S	0.73	0.14	0.02	59.4	1.91	<0.01	<0.01	0.4	<0.1	536.5
434770	Echo Bay Grid	4+00E	0+95S	0.20	0.03	0.01	4.3	0.14	<0.01	<0.01	0.1	<0.1	14.0
434771	Echo Bay Grid	9+00W	1+00N	0.02	<0.01	0.01	0.3	0.01	<0.01	<0.01	2.9	<0.1	4.1
434772	Echo Bay Grid	9+00W	1+00N	0.02	<0.01	0.01	0.1	<0.01	<0.01	<0.01	3.1	<0.1	2.1
434773	Echo Bay Grid	8+75W	0+55N	0.02	<0.01	0.01	0.2	0.01	<0.01	<0.01	2.5	<0.1	3.2
434774	Echo Bay Grid	8+75W	0+50N	0.02	<0.01	0.01	0.5	0.02	<0.01	<0.01	4.1	<0.1	6.8
434775	Echo Bay Grid	8+00W	2+00N	3.35	0.01	0.01	12.2	0.39	<0.01	<0.01	122.4	<0.1	17.0
434776	Echo Bay Grid	2+95W	1+90S	2.28	1.32	7.10	2153.0	69.23	0.51	0.10	579.9	<0.1	52.7
434777	Echo Bay Grid	1+95W	0+15N	0.23	0.01	0.01	0.5	0.02	<0.01	0.01	0.3	0.1	3.9
434778	Echo Bay Grid	3+10W	3+80N	0.56	<0.01	0.01	1.5	0.05	0.01	<0.01	16.0	1.5	0.9
434779	Echo Bay Grid	4+00W	5+10N	0.04	<0.01	0.01	0.5	0.02	<0.01	<0.01	4.5	<0.1	0.5
434780	Echo Bay Grid	0+75E	2+75N	0.73	<0.01	0.02	11.6	0.37	<0.01	<0.01	1.4	<0.1	2.5
434781	Echo Bay Grid	0+75E	2+80N	2.31	0.07	0.01	15.7	0.50	<0.01	0.01	3.2	1.1	12.6
434782	Echo Bay Grid	1+50W	2+75N	1.02	0.01	0.01	9.2	0.30	0.01	0.01	3.8	0.4	6.2
434783	Echo Bay Grid	1+50W	2+80N	0.86	0.02	0.01	11.0	0.35	0.01	<0.01	4.9	0.3	7.3
434784	Echo Bay Grid	1+50W	2+82N	1.49	0.02	0.01	5.9	0.19	0.01	0.01	5.9	0.2	3.8
434785	Echo Bay Grid	1+00W	4+10N	0.47	<0.01	0.01	17.7	0.57	<0.01	<0.01	2.0	<0.1	430.7
434786	Echo Bay Grid	1+00W	4+07N	0.97	<0.01	0.01	52.0	1.67	<0.01	<0.01	3.7	1.2	1317.8
		GPS:NAD27 / Mine Grid		Cu	Pb	Zn	Ag	Ag	Ni	Co	U	Au	Bi
Sample #	Location	Easting	Northing	%	%	%	gm/mt	oz/mt	%	%	ppm	gm/mt	ppm
434787	Echo Bay Grid	0+75E	6+90N	0.41	<0.01	0.03	1.8	0.06	<0.01	0.02	4.5	0.3	8.2
434788	Echo Bay Grid	0+75E	6+90N	0.64	0.01	0.02	2.4	0.08	<0.01	0.02	1.7	0.3	8.4
434789	Echo Bay Grid	0+90E	6+90N	1.19	<0.01	0.03	5.1	0.16	0.01	0.01	3.7	0.4	9.3
434790	Echo Bay Grid	0+85E	6+90N	0.99	<0.01	0.02	2.6	0.08	0.01	0.01	3.3	0.3	4.2
434791	Echo Bay Grid	0+65E	6+90N	1.56	0.01	0.02	7.0	0.23	0.01	0.01	3.8	0.5	22.1
434792	Echo Bay Grid	0+65E	6+90N	6.69	0.01	0.02	29.4	0.95	0.02	0.05	2.8	2.6	88.3
434793	Echo Bay Grid	0+65E	6+90N	1.18	0.01	0.04	7.7	0.25	0.01	0.01	8.2	0.9	10.4
434794	Echo Bay Grid	1+75E	7+85N	7.04	0.46	0.02	179.0	5.76	0.02	0.04	2.8	5.5	225.4
434795	Echo Bay Grid	1+75E	7+85N	6.57	<0.01	0.01	89.7	2.88	0.02	0.03	3.0	2.9	209.8
434796	Echo Bay Grid	1+75E	7+85N	5.11	7.44	0.03	251.0	8.07	0.01	0.02	3.1	4.2	195.5
434797	Echo Bay Grid	2+25E	8+50N	0.88	0.01	0.02	1.8	0.06	<0.01	0.01	1.8	0.3	7.1
434798	Echo Bay Grid	2+50E	8+80N	0.44	<0.01	0.05	8.9	0.29	0.01	0.05	8.1	0.3	14.8
434799	Echo Bay Grid	2+50E	8+70N	38.95	0.01	<0.01	148.5	4.77	0.05	<0.01	0.4	2.8	309.0
434800	Echo Bay Grid	2+50E	8+70N	36.51	0.01	<0.01	199.0	6.40	0.12	<0.01	0.5	5.4	483.5
434901	Echo Bay Grid	2+50E	8+70N	32.68	0.02	0.01	310.0	9.97	0.04	<0.01	3.6	5.9	513.0
434902	Echo Bay Grid	2+50E	8+70N	35.08	0.01	<0.01	217.0	6.98	0.04	<0.01	2.2	4.9	354.8
434903	Echo Bay Grid	1+25W	6+00N	5.32	<0.01	0.01	20.5	0.66	0.02	0.06	4.7	2.2	19.8
434904	Echo Bay Grid	1+25W	6+00N	1.71	<0.01	0.01	3.9	0.13	0.01	0.02	6.8	0.5	5.4
434905	Echo Bay Grid	10+70E	5+95N	0.34	0.23	0.05	6.6	0.21	<0.01	<0.01	0.5	0.2	13.9
434906	Echo Bay Grid	10+70E	5+95N	0.12	0.01	0.01	1.8	0.06	<0.01	0.01	1.5	<0.1	6.0
434907	Echo Bay Grid	10+30E	6+10N	1.56	<0.01	<0.01	1.1	0.04	<0.01	0.01	0.2	0.2	12.6
434908	Echo Bay Grid	10+30E	6+10N	0.01	<0.01	0.01	0.1	<0.01	<0.01	<0.01	2.2	<0.1	0.3
434909	Echo Bay Grid	9+70E	6+75N	0.02	<0.01	0.01	0.3	0.01	<0.01	<0.01	1.5	<0.1	0.4
434910	Echo Bay Grid	9+70E	6+75N	2.22	0.16	0.01	120.5	3.87	<0.01	<0.01	1.5	30.3	1846.0
434911	Echo Bay Grid	8+40E	7+90N	0.02	<0.01	<0.01	0.6	0.02	<0.01	<0.01	0.7	<0.1	10.2
434912	Echo Bay Grid	5+70W	9+80N	0.04	0.09	0.46	3.5	0.11	<0.01	<0.01	0.5	<0.1	7.6
434913	Echo Bay Grid	4+50W	9+30N	0.03	<0.01	0.01	0.7	0.02	0.01	0.01	1.7	<0.1	0.7
434914	Echo Bay Grid	5+27W	15+00N	0.40	0.03	0.03	16.5	0.53	<0.01	<0.01	0.6	0.2	78.1
434015	Echo Bay Grid	5+27W	15+05N	0.05	0.01	0.10	1.7	0.05	<0.01	<0.01	0.4	<0.1	8.1
434916	Echo Bay Grid	5+25W	15+40N	0.24	<0.01	0.01	1.1	0.04	0.03	0.13	1.9	<0.1	5.8
434017	Echo Bay Grid	5+25W	15+40N	<0.01	<0.01	0.01	0.3	0.01	<0.01	<0.01	1.8	<0.1	0.5
434918	Echo Bay Grid	5+00W	15+60N	0.01	0.02	0.07	2.7	0.09	<0.01	<0.01	0.4	0.2	19.8
434919	Echo Bay Grid	5+45W	17+00N	0.09	<0.01	0.04	1.8	0.06	<0.01	<0.01	0.8	<0.1	9.1
434920	Echo Bay Grid	5+35W	15+95N	0.01	<0.01	0.01	0.3	0.01	<0.01	<0.01	38.2	<0.1	1.1
434921	Echo Bay Grid	0+50W	21+40N	0.06	<0.01	<0.01	2.5	0.08	<0.01	<0.01	3.6	0.1	72.0
434922	Echo Bay Grid	4+40E	11+75N	1.66	<0.01	0.01	3.2	0.10	0.01	0.01	1.8	0.4	3.0
434923	Echo Bay Grid	6+75E	11+00N	0.02	<0.01	<0.01	0.3	0.01	<0.01	<0.01	0.8	<0.1	1.2
434924	Echo Bay Grid	6+75E	11+00N	0.02	<0.01	<0.01	0.2	0.01	<0.01	<0.01	0.7	<0.1	0.4
434925	Echo Bay Grid	6+75E	11+00N	0.01	<0.01	<0.01	0.1	<0.01	<0.01	<0.01	1.1	<0.1	0.5
434926	Echo Bay Grid	6+75E	11+00N	0.01	<0.01	<0.01	0.4	0.01	<0.01	<0.01	1.2	<0.1	0.7
434927	Echo Bay Grid	7+00E	12+77N	0.12	<0.01	0.01	0.5	0.02	0.01	0.02	4.5	<0.1	7.0
434928	Echo Bay Grid	7+00E	12+82N	0.01	<0.01	0.01	0.2	0.01	<0.01	0.02	4.9	<0.1	2.3
434929	Echo Bay Grid	7+00E	12+84N	0.05	<0.01	0.02	0.3	0.01	<0.01	0.01	3.8	<0.1	5.8
434930	Echo Bay Grid	7+00E	12+97N	0.75	<0.01	0.02	0.3	0.01	0.01	0.04	60.3	<0.1	10.5
434931	Echo Bay Grid	7+00E	12+98N	0.17	<0.01	0.03	0.1	<0.01	<0.01	0.01	17.4	<0.1	1.1
434932	Echo Bay Grid	7+00E	13+01N	0.19	<0.01	0.02	0.4	0.01	<0.01	0.01	53.3	<0.1	5.3
434933	Echo Bay Grid	7+00E	13+08N	0.14	<0.01	0.01	1.7	0.05	<0.01	<0.01	29.8	<0.1	32.0
434934	Echo Bay Grid	7+00E	13+09N	0.20	<0.01	0.02	0.4	0.01	<0.01	0.01	9.1	<0.1	2.6
434935	Echo Bay Grid	7+00E	13+10N	0.16	<0.01	0.01	0.6	0.02	<0.01	<0.01	72.2	<0.1	4.1
434936	Echo Bay Grid	7+00E	13+12N	0.14	<0.01	0.01	0.2	0.01	0.23	0.12	9.7	<0.1	3.2
434937	Echo Bay Grid	7+00E	13+15N	0.38	<0.01	0.01	1.3	0.04	<0.01	<0.01	28.3	<0.1	8.9
434938	Echo Bay Grid	7+00E	13+25N	0.21	<0.01	0.01	0.5	0.02	<0.01	<0.01	65.9	<0.1	5.3
434939	Echo Bay Grid	7+00E	13+30N	>1.00	0.01	0.01	2.9	0.09	<0.01	0.01	8.4	<0.1	4.8
434940	Echo Bay Grid	7+00E	13+32N	0.41	<0.01	0.01	2.7	0.09	0.01	0.16	36.7	0.1	25.3
434941	Echo Bay Grid	7+00E	13+34N	0.77	0.01	0.01	10.5	0.34	<0.01	0.01	380.1	0.6	34.0
		GPS:NAD27 / Mine Grid		Cu	Pb	Zn	Ag	Ag	Ni	Co	U	Au	Bi
Sample #	Location	Easting	Northing	%	%	%	gm/mt	oz/mt	%	%	ppm	gm/mt	ppm
434942	Echo Bay Grid	7+00E	13+35N	>1.00	<0.01	0.01	9.8	0.32	<0.01	<0.01	210.8	0.1	5.5
434943	Echo Bay Grid	7+00E	13+34N	>1.00	<0.01	0.01	21.6	0.69	<0.01	0.01	13.1	0.3	9.4
434944	Echo Bay Grid	7+00E	13+37N	>1.00	<0.01	<0.01	54.2	1.74	<0.01	<0.01	415.9	0.2	5.8
434945	Echo Bay Grid	7+00E	13+50N	0.10	<0.01	<0.01	1.1	0.04	<0.01	<0.01	64.1	<0.1	4.4
434946	Echo Bay Grid	7+00E	13+60N	0.07	<0.01	0.01	1.0	0.03	<0.01	<0.01	45.6	<0.1	1.8
434947	Echo Bay Grid	7+00E	13+67N	0.09	<0.01	0.01	0.6	0.02	<0.01	<0.01	52.4	<0.1	1.7
434948	Echo Bay Grid	7+00E	13+75N	0.27	<0.01	0.01	0.2	0.01	<0.01	<0.01	2.5	<0.1	1.6
434949	Echo Bay Grid	7+00E	13+84N	0.02	0.03	0.18	0.7	0.02	0.01	0.01	0.9	<0.1	0.1
434950	Echo Bay Grid	10+00E	19+00N	<0.01	<0.01	0.01	0.1	<0.01	<0.01	<0.01	3.9	<0.1	0.2

Commodity prices as of Sunday April 15, 2007.  Gold $684.80 US per ounce, Copper $3.49 per pound, Silver $14.01 US per ounce, Cobalt $31.50 US per pound, Zinc $1.57 US  per pound, Lead $0.91 US per pound, Molybdenum $30.25 US per pound, and Uranium $113.00 US per pound.

The Company believes that the results from the sampling program confirm the extensive nature of hydrothermal alteration and mineralization at the Echo Bay Grid. All grab samples were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme Analytical Laboratories Ltd. (“ACME”) in Yellowknife, NT where they were crushed and pulped, and then transported to ACME’s main laboratories in Vancouver, British Columbia for assaying. ACME is a fully registered analytical lab compliant with the International Standards Organization (ISO) for quality assurance.

Alberta Star’s President and CEO, Tim Coupland commented, “The results of the 2006 sampling program continue to confirm the presence of all the base and precious metals, copper, silver, gold, cobalt, nickel, bismuth and uranium in this  region. The geology, alteration and poly-metallic metal suites present in the ground are consistent with the Company’s exploration model for the Echo Bay region. The Company is extremely encouraged by these sample results and intends to intensify the Company’s efforts in the search to drill for large IOCG poly-metallic and uranium deposits at the Company’s Eldorado & Contact Lake Projects.” The Echo Bay Mine site area is being targeted by the Company for silver, uranium and poly-metallic exploration. The Echo Bay region is a former past producer in which poly-metallic mineralization and alteration is intermittently exposed for over 3 kilometers in strike length, within a regionally extensive hydrothermal alteration. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact Lake Mineral Belt, including the former El Bonanza Silver- Uranium (U-Ag) and the Eldorado Uranium (U-Ag- Cu- Co- Ni- Bi) and Echo Bay mines.

The Echo Bay Target is open for drilling along a strike length of greater than 3 kilometers within a 200 to 500 meter wide horizon. This is one of a number of large IOCG & uranium targets that are emerging at Contact Lake, that are characterized by two to six different  metals within a given target horizon. The Company is preparing the Echo Bay IOCG target for follow up spring and summer deep drilling. The Company has secured three BBS-25A (71 Series) drilling rigs for deep drilling in 2007 on its recently discovered zones and its recently identified prospective 2.5 kilometer long uranium targets. The Company has now contracted with all of its contractors and material assets needed to complete its 2007 Eldorado & Contact Lake drilling and field exploration programs. Follow up exploration and drilling in 2007 will focus on expanding the newly discovered zones, determining continuity and orientation, locating higher grade extensions of mineralization, and preliminary testing of the remaining, untested mineralized and altered zones within the project area.”

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 87,706 acres in size.  The Eldorado IOCG Project area includes two past producing high grade silver and uranium mines, the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver.  The five past producing silver and uranium mines include the Echo Bay Silver Mine, Eldorado Uranium Mine, Contact Lake Silver and Uranium Mine, Bonanza and El Bonanza Silver and Uranium mines and are now included within the Company’s land package ownership. Olympic Dam style volcanic hosted hydrothermal iron-oxide copper, gold deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and Uranium regions in northern Canada. The current Monday April 16, 2007 spot price for uranium provided by the The Ux Consulting Company LLC (www.uxc.com) is now $113.00 US per pound

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires, finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

ALLAN FELDMAN-INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, Alberta Star’s In-house Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland. President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.801.5499

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland
President & CEO

Dr. Hamid Mumim Ph.D., P.Eng. is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Dr. H Mumin, Ph.D., P.Eng, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Lt and Actlabs Laboratories Ltd.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131.